AnorMED Inc. 200 – 20353 64th Ave TEL (604) 530-1057 Langley, British Columbia FAX (604) 530-0976 Canada V2Y 1N5 www.anormed.com
PRESS RELEASE
ANORMED REPORTS FISCAL 2007 SECOND QUARTER RESULTS AND
AN UPDATE ON RECENT CORPORATE EVENTS
AnorMED Board Recommends Shareholders Accept Genzyme Offer

For Immediate Release:	November 03, 2006
Vancouver, British Columbia — AnorMED Inc. (“AnorMED” or the “Company”) (NASDAQ:ANOR; TSX:AOM) today released its financial results for Q2 Fiscal 2007 ended September 30, 2006 and provided an update on the recommendation by its Board that shareholders accept the proposed offer by Genzyme Corporation (NASDAQ:GENZ) to purchase all of the outstanding common shares of AnorMED including all common shares issuable on the exercise of outstanding stock options, for U.S.$13.50 per share in cash. The Genzyme offer expires at 8:00 a.m. (Vancouver time) on November 7, 2006.
Key Developments for the Second Fiscal Quarter
•	AnorMED and Genzyme reached an agreement on acquisition — On October 17, 2006, Genzyme and AnorMED executed a mutually beneficial support agreement under which Genzyme would acquire AnorMED in an all cash transaction valued at U.S.$13.50 per outstanding share, or approximately U.S.$580 million.

•	Completed 100% patient enrollment in both Phase III trials for MOZOBIL — On October 23, 2006 the Company announced that enrollment was completed for its Phase III non-Hodgkin’s lymphoma trial. Enrollment of the Phase III multiple myeloma trial was completed on July 10th of this year. Top line data for both Phase III trials are expected to be announced in the first half of 2007.

•	Received U.S. $6 million in milestone payments from Shire Pharmaceutical Group, plc — Shire Pharmaceutical Group received regulatory approvals in Germany on September 8, 2006 and in the United Kingdom on September 20, 2006 for FOSRENOL triggering milestone payments to the Company totalling U.S.$6 million which were received on October 10, 2006.

•	Amended licensing agreement with Poniard Pharmaceuticals to strengthen balance sheet — Effective September 18, 2006, the Company amended the April 2004 license agreement with Poniard Pharmaceuticals for its proprietary anti-cancer drug picoplatin. Under the terms of the amendment, AnorMED received from Poniard U.S.$5 million on October 12, 2006 and will receive an additional cash payment of U.S.$5 million by March 31, 2007. The cash is in consideration for the expansion of licensed territories for picoplatin to worldwide, including Japan, foregoing future development milestones and receiving reduced royalty payments. AnorMED will continue to be eligible to receive a reduced potential partnership revenue stream from Poniard within the first year of this amendment as well as single digit royalty payments on product sales assuming future marketing approval; the Company retains a total of U.S.$5 million in commercialization milestone payments if certain sales targets are achieved.

•	Commenced trading of common shares on the NASDAQ Global Market — On September 8, 2006 the Company’s common shares were listed on the NASDAQ Global Market, Inc. under the symbol “ANOR”.
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Genzyme Tender Offer
On October 17, 2006, AnorMED and Genzyme announced that they had executed a mutually beneficial support agreement under which Genzyme will acquire AnorMED in an all cash transaction valued at U.S.$13.50 per outstanding share, or approximately U.S.$580 million.
Genzyme’s acquisition of AnorMED will take the form of an all cash tender offer to acquire all outstanding shares of AnorMED. The offer will expire at 8:00 a.m. (Vancouver time) on November 7, 2006. Genzyme may elect to extend its existing offer again by giving notice of such extension to AnorMED shareholders, a copy of which will be filed with the securities regulatory authorities in Canada and the United States and which should also be made available by such authorities through the Internet at www.sedar.com or www.sec.gov.
The support agreement with Genzyme also provides AnorMED with the right to withdraw, modify or change its support regarding Genzyme’s tender offer of U.S.$13.50 per share in cash only if AnorMED’s Board of Directors receives a superior proposal prior to the expiry of the Genzyme tender offer. Genzyme has the right to match any such superior proposal made by another bidder. If AnorMED’s Board accepts a superior proposal after Genzyme does not match such proposal, Genzyme may be entitled to a payment of U.S.$19.5 million from AnorMED.
On September 5, 2006, AnorMED filed with the United States and Canadian securities regulatory authorities a Directors’ Circular and Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 in connection with the offer from Dematal Corp., a wholly-owned subsidiary of Genzyme Corporation. On October 17, 2006, AnorMED filed with the United States and Canadian securities regulatory authorities a Notice of Change to Directors’ Circular and an amendment to the Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9. The Directors’ Circular, as supplemented by the Notice of Change, describes the reasons for the Board’s recommendation that shareholders accept the Genzyme Offer. Investors and shareholders are strongly advised to read the Directors’ Circular, Notice of Change and Tender Offer Solicitation/Recommendation Statements on Schedule 14D-9, as well as any amendments and supplements to those documents, because they contain important information. Investors and shareholders may obtain a copy of the Directors’ Circular and Notice of Change at www.sedar.com and the Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 and the amendments thereto from the SEC website at www.sec.gov. Free copies of these documents can also be obtained by directing a request to AnorMED’s Secretary at Suite 200 – 20353 64th Avenue, Langley, British Columbia, Canada V2Y 1N5; telephone (604) 530-1057. Other reports filed by or furnished by AnorMED to the SEC and applicable securities commissions in Canada may also be obtained free of charge at www.sec.gov, www.sedar.com or from AnorMED’s Secretary. More information about AnorMED is available online at www.anormed.com. YOU SHOULD READ THE DIRECTORS’ CIRCULAR AND NOTICE OF CHANGE, OR THE TENDER OFFER SOLICITATION/RECOMMENDATION STATEMENT, AS AMENDED, CAREFULLY BEFORE MAKING A DECISION CONCERNING THE GENZYME OFFER.
Financial Results for the Second Quarter Ended September 30, 2006
The Company reported a net income of $3,225,000 (or $0.08 per common share basic and diluted) for the fiscal quarter ended September 30, 2006 as compared to a net loss of $18,112,000 (or $0.44 per common share) in the first quarter of Fiscal 2007 and a net loss of $9,225,000 (or $0.29 per common share) for the same quarter in the previous fiscal year, Fiscal 2006. The positive net income was the result of recognizing significantly increased licensing revenue from Shire and Poniard offset by costs associated with the tender offers during the quarter including legal and advisory costs of approximately $1.8 million. The remainder of the variance was due in part to the decreased expenditures in the AMD070 program of approximately $1.3 million.
As at September 30, 2006, the Company had total cash resources of approximately $37 million. The U.S.$19.5 million non-completion fee to Millennium Pharmaceuticals Inc. was incurred and paid in October 2006.
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CONSOLIDATED BALANCE SHEETS

(In thousands of Canadian dollars,
except share numbers)	As at September 30	As at March 31
	2006	2006
	(unaudited)	(audited)
ASSETS
Current assets
Cash and cash equivalents	$31,784	$56,758
Short-term investments	5,246	5,492
Accounts receivable	18,046	504
Prepaid expenses	1,218	1,353
Current portion of security deposit	100	100

	56,394	64,207
Long-term investment	159	282
Property and equipment, net	3,889	3,679

	$60,442	$68,168

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$12,359	$9,034

Long-term severance liabilities	196	—

Shareholders’ equity
Share capital
Issued and outstanding:
Common shares - 41,992,011	191,235	187,683
(March 31, 2006 - 41,229,405)
Additional paid-in capital	3,102	2,891
Accumulated deficit	(146,327)	(131,440)
Accumulated other comprehensive loss	(123)	—

	47,887	59,134

	$60,442	$68,168

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CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of Canadian dollars,	For the three months ended		For the six months ended
except per share amounts)	September 30		September 30
	2006	2005	2006	2005
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue
Licensing	$16,265	$—	$16,269	$25

Expenses
Research and development	7,909	6,732	18,377	13,545
General and administrative	5,268	1,994	13,236	3,727
Amortization	256	212	474	420

	13,433	8,938	32,087	17,692

Other income (expense)
Interest and other income	481	389	1,063	803
Foreign exchange loss	(88)	(706)	(132)	(416)
	393	(317)	931	387

Net income (loss)	$3,225	$(9,255)	$(14,887)	$(17,280)

Income (loss) per common share	$0.08	$(0.29)	$(0.36)	$(0.54)

Diluted income (loss) per common share	$0.08	$(0.29)	$(0.36)	$(0.54)
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

					Accumulated
(In thousands of Canadian dollars,				Additional	other		Total
except share numbers)	Common Shares		Accumulated	paid-in	comprehensive	Comprehensive	shareholders'
(unaudited)	Number	Amount	deficit	capital	loss	loss	equity
Balance at March 31, 2006	41,229,405	$187,683	$(131,440)	$2,891	$—	$—	$59,134
Issued for cash	3,750	23	—	—	—	—	23
Issued on exercise of options	373,300	1,151	—	(132)	—	—	1,019
Stock-based compensation	—	—	—	635	—	—	635
Unrealized loss on available-for-sale securities	—	—	—	—	(18)	(18)	(18)
Net loss	—	—	(18,112)	—	—	(18,112)	(18,112)

Comprehensive loss for the period	—	—	—	—	—	$(18,130)

Balance at June 30, 2006	41,606,455	$188,857	$(149,552)	$3,394	$(18)	—	$42,681
Issued for cash	7,900	44	—	—	—	—	44
Issued on exercise of options	377,656	2,334	—	(656)	—	—	1,678
Stock-based compensation	—	—	—	364	—	—	364
Unrealized loss on available-for-sale securities	—	—	—	—	(105)	(105)	(105)
Net income	—	—	3,225	—	—	3,225	3,225

Comprehensive income for the period	—	—	—	—	—	$3,120

Balance at September 30, 2006	41,992,011	$191,235	$(146,327)	$3,102	$(123)	—	$47,887

					Accumulated
				Additional	other		Total
	Common Shares		Accumulated	paid-in	comprehensive	Comprehensive	shareholders'
	Number	Amount	deficit	capital	income	loss	equity
Balance at March 31, 2005	31,829,493	$153,786	$(89,973)	$1,698	$—	$—	$65,511
Issued for cash	14,800	51	—	—	—	—	51
Issued on exercise of options	1,399	7	—	(3)	—	—	4
Stock-based compensation	—	—	—	333	—	—	333
Net loss	—	—	(8,025)	—	—	—	(8,025)

Balance at June 30, 2005	31,845,692	153,844	(97,998)	2,028	—	—	57,874
Issued for cash	1,000	3	—	—	—	—	3
Issued on exercise of options	24,000	58	—	—	—	—	58
Stock-based compensation	—	—	—	305	—	—	305
Net loss	—	—	(9,255)	—	—	—	(9,255)

Balance at September 30, 2005	31,870,692	$153,905	$(107,253)	$2,333	$—	—	$48,985

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CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the three months ended		For the six months ended
(In thousands of Canadian dollars)	September 30		September 30
	2006	2005	2006	2005
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash provided by (used in):

Operations:
Net income (loss)	$3,225	$(9,255)	$(14,887)	$(17,280)
Items not involving cash
Amortization	256	212	474	420
Loss on disposal of property and equipment	1	3	3	14
Unrealized foreign exchange loss on long-term investment	—	15	—	11
Compensatory stock options	364	305	999	638
Adjustment to reconcile net income to net cash provided by operating activities
Accounts receivable	(17,646)	42	(17,542)	213
Prepaid expenses	(104)	53	135	133
Accounts payable and accrued liabilities	2,365	553	3,325	194
Long-term severance liabilities	(646)	—	196	—

	(12,185)	(8,072)	(27,297)	(15,657)

Investments:
Net sale of short-term investments	951	13,082	246	4,952
Proceeds on disposal of property and equipment	—	—	—	16
Purchase of property and equipment	(73)	(268)	(687)	(504)

	878	12,814	(441)	4,464

Financing:
Issuance of shares, net of share issue costs	1,722	61	2,764	116

Increase (decrease) in cash and cash equivalents	(9,585)	4,803	(24,974)	(11,077)
Cash and cash equivalents, beginning of the period	41,369	41,954	56,758	57,834

Cash and cash equivalents, end of the period	$31,784	$46,757	$31,784	$46,757

About AnorMED Inc.
AnorMED is a chemistry-based biopharmaceutical company focused on the discovery, development and commercialization of new therapeutic products in the areas of hematology, oncology and HIV, based on the Company’s research into chemokine receptors.
The Company’s product pipeline includes MOZOBIL, currently in pivotal Phase III studies in cancer patients undergoing stem cell transplants; AMD070, currently in proof of principle Phase I/II studies in HIV patients; and several novel classes of compounds in pre-clinical development that target specific chemokine receptors known to be involved in a variety of diseases.
Forward Looking Statements
This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward looking information within the meaning of applicable securities laws in Canada, (collectively referred to as “forward-looking statements”). Statements, other than statements of historical fact, are forward-looking statements and include, without limitation, statements regarding the Company’s strategy, future operations, timing and completion of clinical trials, prospects and plans and objectives of management. The words “anticipates”, “believes”, “budgets”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “might”, “plans”, “projects”, “schedule”, “should”, “will”, “would” and similar expressions are often intended to identify forward-looking statements, which include underlying assumptions, although not all forward-looking statements contain these identifying words. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other things contemplated by the forward-looking statements will not occur. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the beliefs, outlooks, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements.
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Although our management believes that the expectations represented by such forward-looking statements are reasonable, there is significant risk that the forward-looking statements may not be achieved, and the underlying assumptions thereto will not prove to be accurate. Forward-looking statements in this news release include, but are not limited to, statements about: a support agreement under which Genzyme will acquire AnorMED in an all cash transaction valued at U.S.$13.50 per outstanding share; the all cash tender offer expiring on November 7, 2006, unless extended by Genzyme; AnorMED’s expectation that Genzyme may be entitled to payment of U.S.$19.5 million from AnorMED if AnorMED’s Board accepts a superior proposal that Genzyme decides not to match; AnorMED’s expectation that top line data for both MOZOBIL Phase III trials are expected to be announced in the first half of 2007; and AnorMED’s expectation that it will receive U.S.$5 million by March 31, 2007 pursuant to the terms of an amendment to its license agreement with Poniard for its proprietary anti-cancer drug picoplatin.
With respect to the forward-looking statements contained in this news release, AnorMED has made numerous assumptions regarding, among other things: Genzyme’s ability to acquire AnorMED in an all cash transaction valued at U.S.$13.50 per outstanding share; the ability to obtain regulatory approvals for MOZOBIL; AnorMED’s ability to announce top line data for both MOZOBIL Phase III trials in the first half of 2007; and AnorMED’s ability to receive U.S.$5 million by March 31, 2007 pursuant to the terms of an amendment to its license agreement with Poniard for its proprietary anti-cancer drug picoplatin. The foregoing list of assumptions is not exhaustive.
Actual results or events could differ materially from the plans, intentions and expectations expressed or implied in any forward looking statements, including the underlying assumptions thereto, as a result of numerous risks, uncertainties and other factors including: Genzyme may not have the ability to acquire AnorMED in an all cash transaction valued at U.S.$13.50 per outstanding share; AnorMED may not be able to announce top line data for both MOZOBIL Phase III trials in the first half of 2007; AnorMED may not receive U.S.$5 million by March 31, 2007 pursuant to the terms of an amendment to its license agreement with Poniard for its proprietary anti-cancer drug picoplatin; unknown risks related to intellectual property matters; and competition from other pharmaceutical or biotechnology companies.
Although we have attempted to identify the forward-looking statements, the underlying assumptions, and the risks, uncertainties and other factors that could cause actual results or events to differ materially from those expressed or implied in the forward-looking statements, there may be other factors that cause actual results or events to differ from those expressed or implied in the forward-looking statements. In addition to the forward-looking statements and associated risks set out in this news release, investors and shareholders are strongly advised to refer to the additional assumptions and risks set out in the section entitled “RISK FACTORS” in the Company’s Short Form Base Shelf Prospectus dated September 11, 2006, available free of charge at www.sedar.com or from AnorMED’s Secretary. We undertake no obligation to revise or update any forward-looking statements as a result of new information, future events or otherwise, after the date hereof, except as may be required by law.

For further Information:
Company Contact: Kenneth Galbraith, Chairman and Interim CEO, Tel: 604-889-5320
Media Contact: Karen Cook, James Hoggan & Associates, Tel: 604-742-4252 or 604-739-7500,
Email: kcook@hoggan.com or Shafiq Jamal, Tel: 604-742-4269, Email: sjamal@hoggan.com